Exhibit 99.1

ENCORE ENERGY CORP.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

Pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company hereby gives notice, as follows:

1.	The audit committee of the Company has determined to appoint KPMG LLP, Chartered Professional Accountants (the “Successor Auditor”) as the Company’s auditor in place of Davidson & Company LLP, Chartered Professional Accounts (the “Former Auditor”), effective as of November 15, 2024, and to propose the Successor Auditor for appointment as the auditor of the Company at its next annual general meeting.

2.	The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the Company’s audit committee.

3.	There have been no reservations or modified opinions expressed in the audit reports of the Former Auditor, for their audits of the Company’s two most recently completed financial years or for any period subsequent to the most recently completed financial period for which an audit report was issued and preceding November 15, 2024.

4.	There has not been a “reportable event” (as such term is defined in section 4.11(1) of NI 51-102), between the Company and the Former Auditor.

Dated this 15th day of November, 2024.

ENCORE ENERGY CORP.

“Shona Wilson”
Shona Wilson
Chief Financial Officer